                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                    SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 2)


                           ITT Educational Services, Inc.
     ---------------------------------------------------------------------------
                                  (Name of Issuer)


                                    Common Stock
                                    ------------
                           (Title of Class of Securities)


                                     45068B 10 9
                                     -----------
                                   (CUSIP Number)


                                   Richard S. Ward
                                   ITT Corporation
                             1330 Avenue of the Americas
                                 New York, NY 10019
                                   (212) 258-1000
     ---------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    July 15, 1997
     ---------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                           (Continued on following pages)
                                 (Page 1 of 6 Pages)

                        AMENDMENT NO. 2 TO SCHEDULE 13D

       ITT Corporation, a Nevada corporation (formerly known as ITT Destinations, Inc., "ITT"), hereby amends and supplements its statement on
Schedule 13D relating to the common stock, par value $.01 per share (the "ESI common stock"), of ITT Educational Services, Inc., a Delaware corporation ("ESI"), as originally filed with the Securities and Exchange Commission (the "Commission") on October 17, 1995, and Amendment No. 1 thereto, as filed with the Commission on March 14, 1997. This Schedule 13D of ITT is hereinafter referred to as the "Statement".

       ITT was formerly a wholly owned subsidiary of ITT Corporation, a Delaware corporation (which has since been reincorporated in Indiana and changed its name to ITT Industries, Inc., "Old ITT"). On December 19, 1995, Old ITT distributed to its stockholders of record on such date all of the outstanding common stock of ITT.

ITEM 4. PURPOSE OF TRANSACTION

       Item 4 of the Statement is hereby amended to read in its entirety as follows:

       "The Securities reported on herein were acquired through the contribution described in Item 3.

       On January 31, 1997, a subsidiary of Hilton Hotels Corporation ("Hilton") announced a tender offer (the "Hilton Tender Offer") for approximately 50.1% of the outstanding shares of ITT's common stock. Hilton also has announced that, if the Hilton Tender Offer succeeds, it will merge ITT with Hilton or a subsidiary of Hilton (such merger, together with the Hilton Tender Offer, the "Hilton Transaction"). At a meeting held on February 11, 1997, the Board of Directors of ITT (the "Board") unanimously determined that the Hilton Transaction, including the Hilton Tender Offer, is inadequate and not in the best interests of ITT. At a meeting held on July 15, 1997, the Board reassessed the Hilton Transaction in light of developments since February 11, including the Comprehensive Plan (as defined below), and unanimously reaffirmed its conclusion that the Hilton Transaction, including the Hilton Tender Offer, is inadequate and not in the best interests of ITT.

       In addition, at the July 15, 1997 meeting, the Board continued its implementation of ITT's long-term strategic plan by approving a comprehensive plan (the "Comprehensive Plan"), which is designed to enhance the value of the ongoing investment of stockholders as well as to further the interests of ITT's employees, creditors, customers and the economies and communities in which ITT operates.

        A major element of the Comprehensive Plan involves the separation of ITT into three distinct publicly owned companies focused on (a) hotels and gaming,
(b) telephone directories publishing and (c) post-secondary technical education. The separation will be effected through the distribution or "spin-off" of all the shares owned by ITT to its stockholders of (i) the new subsidiary of ITT that was formed to hold ITT's hotels and gaming business (the "Destinations Distribution") and (ii) ESI, the subsidiary of ITT that operates its post-secondary technical education business (the "ESI Distribution" and, together with the Destinations Distribution, the "Distributions"). After the Distributions, ITT's only business will be its telephone directories publishing business and it is expected that ITT will change its name to "ITT Information Services, Inc." ("ITT ISI").

        A second major element of the Comprehensive Plan involves the repurchase through a cash tender offer of up to 30 million shares of ITT common stock, no par value (approximately 25.7% of the outstanding shares), at a price per share of $70 (the "Stock Tender Offer"). The Stock Tender Offer will provide ITT stockholders who wish to sell a portion of their shares an opportunity to do so at a premium to recent market prices and provide stockholders who wish to increase their proportionate investment in ITT's three businesses after the Distributions, and thus in the future earnings and assets of such businesses, an opportunity to do so. The Stock Tender Offer will also afford to ITT stockholders the opportunity to dispose of shares without the usual transaction costs associated with a market sale.

        A third element of the Comprehensive Plan is the allocation of the indebtedness of the combined entity between ITT's hotels and gaming business and telephone directories publishing business in a manner that is appropriate for the credit capacity and capitalization requirements of each entity. The Board believes that the preferred means of making this allocation is to replace ITT's existing indebtedness with indebtedness issued by the entity that ultimately will be liable for such indebtedness. Accordingly, as part of the Comprehensive Plan, ITT intends to commence a tender offer for the publicly held debt securities issued by ITT Corporation (the "Debt Tender Offer" and, together with the Stock Tender Offer, the "Tender Offers") and to repay certain other indebtedness. The Tender Offers will be consummated prior to the Distributions. The Distributions, however, are not conditioned upon any minimum amount of shares or indebtedness being acquired pursuant to the Tender Offers.

        The ESI Distribution will be made on a date determined by the Board (the "Distribution Date") to stockholders of record of ITT at the close of business on the record date (the "Record Date"). ITT stockholders will not be required to pay for shares of ESI common stock received in the ESI Distribution, or to surrender or exchange shares of ITT common stock in order to receive the shares of ESI common stock. In addition, ITT stockholders will not vote on the ESI Distribution, nor will they have any appraisal rights in connection with the ESI Distribution. After the ESI Distribution, ESI will be an independent public company.

        Consummation of the ESI Distribution is subject to certain conditions, including (a) confirmation of ITT's belief that no approvals by any governmental or regulatory bodies are needed, or receipt of all necessary approvals of any governmental or regulatory bodies, including approval by the required state educational authorities, accrediting commissions and the U.S. Department of Education, (b) all necessary consents of third parties having been obtained, (c) final action by the Board of Directors of ITT declaring the ESI Distribution, (d) the satisfaction of all conditions to the Tender Offers (other than the conditions to the Distributions set forth herein), including the financing conditions, (e) there not being in effect any statute, rule, regulation or order of any court, governmental or regulatory body which prohibits or makes illegal the transactions contemplated by the Comprehensive Plan, (f) the consummation of the Destinations Distribution and (g) the receipt by ITT of an opinion of counsel that the ESI Distribution will be tax-free to ITT and its stockholders.

        ITT may abandon the ESI Distribution
at any time for any reason, regardless of whether any of the above conditions are satisfied.

      In addition, it is expected that ESI will adopt a rights plan (the "Rights Plan") and, following the Distributions, declare a dividend of one right (a "Right", and together, the "Rights") to purchase one one-thousandth of a share of a new series of preferred stock (the "Preferred Shares") for each outstanding share of ESI common stock. The Rights are not expected to be exercisable until
(i) a person or group has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of ESI common stock, subject to certain limitations, or (ii) such date, if any, as may be designated by the Board of Directors of ESI following the commencement of, or the disclosure of an intent to commence, a tender or exchange offer for more than 15% of the outstanding shares of ESI common stock. At such time as exists a person or group as described in clause (i) above, it is expected that the Rights will entitle each holder (other than such person or group) to purchase Preferred Shares at a significant discount to the market value of ESI common stock. It is expected that, in the event ESI is acquired in a merger or other business combination, the Rights Plan will provide each Rights holder the right to purchase a certain number of shares of common stock in the acquiring corporation, the surviving corporation or certain other entities based on the particular circumstances at a significant discount to the applicable market value. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of ESI, including, without limitation, the right to vote or to receive dividends with respect to the Rights or the Preferred Shares relating thereto.

      In addition, it is expected that ESI will adopt certain amendments to ESI's by-laws that will, among other things, (i) require adherence by stockholders to certain advance notice procedures and timing requirements for raising business or making nominations at stockholders' meetings and (ii) prohibit stockholders from calling a special meeting of stockholders.

                                   SIGNATURE

        After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and accurate.

Dated:  July 22, 1997


                                        ITT CORPORATION

                                        by  /s/   Elizabeth A. Tuttle
                                          -----------------------------------
                                          Name:   Elizabeth A. Tuttle
                                          Title:  Senior Vice President and
                                                  Treasurer